476 Rolling Ridge Drive Suite 300 State College, PA 16801 Ph: 814.278.7267 Fax: 814.278.7286 www.rexenergy.com

October 21, 2009

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Rex Energy Corporation
Acceleration Request
Registration Statement No. 333-159802

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Rex Energy Corporation (the “Registrant”) hereby requests acceleration of the effective date of its Registration Statement on Form S-3, as amended, Registration No. 333-159802, to 1:00 p.m., Eastern Time, on October 26, 2009 or as soon thereafter as practicable.

The Registrant acknowledges to the Securities and Exchange Commission (the “Commission”) that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Charles L. Strauss of Fulbright & Jaworski L.L.P. at (713) 651-5535 upon effectiveness of the Registration Statement or if you have any questions regarding this request.

Very truly yours,

REX ENERGY CORPORATION

By:	/S/ CHRISTOPHER K. HULBURT
Name:	Christopher K. Hulburt
Title:	Executive Vice President, Secretary and General Counsel